# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viridian Therapeutics, Inc.\DE, CIK 0001590750
CUSIP: 92790C104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 221 Crescent Street, Suite 103A, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 10/23/2025
Amends the filing with accession number 0001193125-21-001414
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,025,330; sole dispositive power 0; shared dispositive power 16,025,330; aggregate amount beneficially owned 16,025,330 (15.14% of the class)
  Comment: The securities include (i) 3,914,458 shares of common stock, $0.01 par value per share (the "Common Stock") and (ii) an aggregate of 12,110,872 shares of Common Stock issuable upon conversion of 133,191 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") and 48,463 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), the conversion of each of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.
  
  Row 13 is based on 105,830,130 shares of Common Stock outstanding as of October 23, 2025, consisting of (i) 93,719,258 shares of Common Stock outstanding as of October 21, 2025, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated October 21, 2025 (ii) an aggregate of 12,110,872 shares of Common Stock issuable upon conversion of 133,191 shares of Series A Preferred Stock and 48,463 shares of Series B Preferred Stock.
- Fairmount Healthcare Fund II GP LLC (CIK 0001830382): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,025,330; sole dispositive power 0; shared dispositive power 16,025,330; aggregate amount beneficially owned 16,025,330 (15.14% of the class)
  Comment: The securities include (i) 3,914,458 shares of Common Stock and (ii) an aggregate of 12,110,872 shares of Common Stock issuable upon conversion of 133,191 shares of Series A Preferred Stock and 48,463 shares of Series B Preferred Stock, the conversion of each of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.
  
  Row 13 is based on 105,830,130 shares of Common Stock outstanding as of October 23, 2025, consisting of (i) 93,719,258 shares of Common Stock outstanding as of October 21, 2025, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated October 21, 2025 (ii) an aggregate of 12,110,872 shares of Common Stock issuable upon conversion of 133,191 shares of Series A Preferred Stock and 48,463 shares of Series B Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Viridian Therapeutics, Inc.\DE
Address of issuer's principal executive offices: 221 Crescent Street, Suite 103A, Waltham, Massachusetts (MA), 02453
Comment: This Amendment No. 7 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 5, 2021, Amendment No. 1 filed on September 23, 2021, Amendment No. 2 filed on August 19, 2022, Amendment No. 3 filed on November 3, 2023, Amendment No. 4 filed on January 24, 2024, Amendment No. 5 filed on April 1, 2024, and Amendment No. 6 filed on September 17, 2024 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the common stock, $0.01 par value ("Common Stock"), of Viridian Therapeutics, Inc. (the "Company"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 7 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: Item 2(a) of the Statement is hereby amended in its entirety as follows: This Schedule 13D is being filed jointly by Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission ("SEC") registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount") and Fairmount Healthcare Fund II GP LLC, a Delaware limited liability company ("Fairmount GP II," and together with Fairmount, the "Reporting Persons"). Fairmount serves as investment manager for Fairmount Healthcare Fund II LP ("Fund II") and may be deemed a beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of any securities of the Company held by Fund II. Fund II has delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II's portfolio, including the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock reported herein. Because Fund II has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, Fund II disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. Fairmount and Fairmount GP II disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining its obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that Fairmount and Fairmount GP II are the beneficial owner of such securities for any other purpose.
Present principal occupation or employment: Item 2(c) of the Statement is hereby amended in its entirety as follows: The principal business of Fairmount is to provide discretionary investment management services to qualified investors through its private pooled investment vehicle, Fund II. Fairmount GP II serves as the general partner to Fund II. Fairmount has voting and dispositive power over the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock held by Fund II, which is deemed shared with Fairmount GP II. Fund II does not have the right to acquire voting or dispositive power over the Common Stock, Series A Preferred Stock or Series B Preferred Stock within sixty days.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 16,025,330 shares of Common Stock of the Company, which is comprised of (a) 3,914,458 shares of Common Stock, and (b) an aggregate of 12,110,872.18 (rounded to 12,110,872 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 133,191 shares of Series A Preferred Stock and 48,463 shares of Series B Preferred Stock, the conversion of each of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.

On October 23, 2025, Fund II purchased a total of 454,545 shares of Common Stock of the Company for an aggregate price of $9,999,990.00 in an underwritten public offering (the "Offering"). The shares were purchased with working capital. Fairmount and Fairmount GP II do not own any shares of Common Stock, Series A Preferred Stock or Series B Preferred Stock directly. Fairmount and Fairmount GP II are deemed to beneficially own the shares Common Stock, Series A Preferred Stock and Series B Preferred Stock held by Fund II. Fairmount and Fairmount GP II disclaim beneficial ownership of such shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock except to the extent of their pecuniary interest therein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

Fund II purchased the shares of Common Stock referenced in Item 3 for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 7 is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in rows 7 through 10 of each of the cover pages of this Amendment No. 7 is incorporated by reference herein.
Transactions in the class effected during the past sixty days: On October 23, 2025, Fund II purchased in the Offering a total of 454,545 shares of Common Stock of the Company at a purchase price of $22 per share for an aggregate purchase price of $9,999,990.00.
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager to Fund II and has voting and dispositive power over shares of Common Stock held on behalf of Fund II. Fairmount GP II serves as the general partner to Fund II and is deemed to share voting and dispositive power over shares of Common Stock held on behalf of Fund II in its capacity as general partner.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Agreement

In connection with the Company's underwritten public offering of common stock that closed on October 23, 2025, the Fund II entered into a customary lock-up letter agreement (the "Lock-Up Agreement") with Jefferies LLC, Leerink Partners LLC, Evercore Group L.L.C. and Stifel, Nicolaus & Company Incorporated as the representatives of the underwriters (the "Representatives") to an underwriting agreement with the Company. Pursuant to the Lock-Up Agreement, Fund II agreed to refrain from selling shares of the Company's securities without the consent of Jefferies LLC and Leerink Partners LLC, and other customary lock-up conditions, for a period of 60 days from the date of the Company's final prospectus supplement related to the offering.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-Up Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement
99.2 Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 of the Company's Form 8-K filed with the SEC on October 23, 2025).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (10/27/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (10/27/2025)
- Fairmount Healthcare Fund II GP LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (10/27/2025)
- Fairmount Healthcare Fund II GP LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (10/27/2025)